Mobile Integrated Systems & Quantitative Alpha Trading Are Pleased to Announce the Release of Securities Signal and Trading Software Stealth Analytics© in both .NET and Java

It is the First Software that Offers Traders Insight into Possible Immediate Future Price Changes of Individual Securities Based on Moment-to-moment Sentiment of all Traders in the Market

TORONTO, September 24, 2012 /PRNewswire/ – Mobile Integrated Systems, Inc. ("MIBI") and Quantitative Alpha Trading, Inc. ("QAT," and together with MIBI, the "Parties," and each a "Party") announced the completion of development of commercially ready .NET and Java-based Stealth Analytics© (the "Software"). The .NET and Java based software were developed and released under the commercialization agreement signed between QAT and MIBI in August 2012.

Stealth Analytics© software extracts and displays the collective moment-to-moment sentiment of all traders in the market, the first in the market to do so. It displays that sentiment's movement or change for individual securities and indicates possible immediate future price changes. The software provides real-time, in-depth analysis of underlying forces that are currently influencing the market. The Stealth Analytics© software platform uniquely presents all of its information using gauges to make it easier, faster and more effective for you to make trading decisions.

"We are pleased to release the first fruit of our commercialization agreement. This release is the first in a family of financial software focused on electronic trading signals, robotic trading and algorithmic execution platforms that will form a cornerstone of our expansion strategy," said Murray Simser, President and CEO of MIBI. He added, "I am delighted that we were able to rapidly generate the first

About Mobile Integrated Systems, Inc.
MIBI, a Nevada corporation, is a technology company focused on developing and deploying mobile products and transaction systems to a variety of industry sectors including lotteries, gaming, transportation, telecommunications, finance, and others. The company trades on the OTCUS under the symbol MIBI. More information can be found at: http://mobileintegratedsystems.com/

Press Contacts
Please contact Mobile Integrated Systems marketing team at 416-479-0880.
Please contact Quantitative Alpha Trading marketing team at 416-646-1063.

Forward-Looking Statements
This press release contains "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995 and Canadian Securities Legislation. These statements are based upon our current expectations and speak only as of the date hereof. Such forward-looking statements are inherently uncertain. Our actual results may vary materially from those expressed in any forward-looking statements as a result of various factors and uncertainties. Neither MIBI nor QAT can provide assurances that any prospective matters described in the press release will be successfully completed or that MIBI or QAT will realize the anticipated benefits of any transactions, specifically including whether Transaction will close as described herein, otherwise or at all and whether any revenue will be generated under the terms of the Commercialization Agreement.

Various risk factors that may affect MIBI business, results of operations and financial condition are detailed from time to time in the Annual Report on Form 10-K and in the Current Reports on Form 8-K and other filings made by Mobile Integrated Systems, Inc. with the U.S. Securities & Exchange Commission. MIBI